UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 3

EQM Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 395-2688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 89,595,152 Common Units*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 89,595,152 Common Units*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,595,152 Common Units*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%**

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Beneficial ownership of common units referred to herein is being reported solely because the reporting person directly owns 89,505,616 Common Units. In addition, the reporting person may be deemed to beneficially own, as a result of its status as the sole stockholder of EQM GP Corporation, the 89,536 Common Units held by EQM GP Corporation. Neither the filing of this Schedule 13D, nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**Based on the total number of 200,457,630 Common Units issued and outstanding as of February 22, 2019, which is the date on which the EQM IDR Transaction (as defined below) was completed.

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,650,303 Common Units*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,650,303 Common Units*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,650,303 Common Units*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.8%**

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*Beneficial ownership of common units referred to herein is being reported solely because the reporting person directly owns 27,650,303 Common Units. Neither the filing of this Schedule 13D, nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**Based on the total number of 200,457,630 Common Units issued and outstanding as of February 22, 2019, which is the date on which the EQM IDR Transaction was completed.

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 117,245,455 Common Units*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 117,245,455 Common Units*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,245,455 Common Units*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.5%**

14.	Type of Reporting Person (See Instructions) CO (Corporation)

*Beneficial ownership of common units referred to herein is being reported solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of each of Equitrans Midstream Holdings, LLC and Equitrans Gathering Holdings, LLC. Equitrans Gathering Holdings, LLC directly owns 89,505,616 Common Units and Equitrans Midstream Holdings, LLC directly owns 27,650,303 Common Units. Equitrans Gathering Holdings, LLC is the sole stockholder of EQM GP Corporation, which directly holds 89,536 Common Units. Neither the filing of this Schedule 13D, nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**Based on the total number of 200,457,630 Common Units issued and outstanding as of February 22, 2019, which is the date on which the EQM IDR Transaction was completed.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (Amendment No. 3) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on November 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2018 and as amended by Amendment No. 2 to Schedule 13D filed with the Commission on February 15, 2019 (Schedule 13D), and relates to common units representing limited partner interests (Common Units) in EQM Midstream Partners, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 3 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of Schedule 13D is hereby amended by amending and restating (ii) of the first paragraph thereof as follows:

(ii) EQGP Services, LLC, a Delaware limited liability company and the general partner of the Issuer (the General Partner)

Item 2(a) of Schedule 13D is hereby amended by replacing the reference to “EQGP GP” in (v) of the first paragraph, with “the General Partner”.

Item 2(a) of Schedule 13D is hereby amended by amending and restating the second paragraph in its entirety as follows:

Gathering Holdings is (i) a limited partner of the Issuer which, directly or indirectly owns approximately 44.7% of the outstanding Common Units, (ii) the sole member of the General Partner, and (iii) also the sole stockholder of EQM GP Corporation, a Delaware corporation and limited partner of the Issuer holding less than 0.1% of the outstanding Common Units (GP Corporation). EMH is a limited partner of the Issuer and owns approximately 13.8% of the outstanding Common Units. The General Partner owns the entire non-economic general partner interest in the Issuer. EQM Midstream Services, LLC, is a Delaware limited liability company and the previous general partner of the Issuer (EQM Services). Following the EQM IDR Transaction (as defined below), none of EQGP, the General Partner, or EQM Services hold a limited partner interest in the Issuer.

In addition, following the EQM IDR Transaction, (i) Gathering Holdings owns 6,153,907 Class B units representing limited partner interests in EQM (Class B Units), of which 2,197,824 will be convertible at the option of the holder on April 1, 2021, 2,197,824 will be convertible at the option of the holder on April 1, 2022, and 1,758,259 will be convertible at the option of the holder on April 1, 2023, (ii) GP Corporation holds 6,155 Class B Units, of which 2,198 will be convertible at the option of the holder on April 1, 2021, 2,198 will be convertible at the option of the holder on April 1, 2022, and 1,759 will be convertible at the option of the holder on April 1, 2023, and (iii) EMH owns 839,938 Class B Units, of which 299,978 will be convertible at the option of the holder on April 1, 2021, 299,978 will be convertible at the option of the holder on April 1, 2022, and 239,982 will be convertible at the option of the holder on April 1, 2023. The Class B Units were issued to Gathering Holdings, GP Corporation and EMH as consideration in the EQM IDR Transaction. Class B Units are convertible on a one-for-one basis into Common Units.

ETRN is a publicly traded company and the sole member of Gathering Holdings and EMH. Gathering Holdings and EMH are manager-managed limited liability companies with boards of managers. The General Partner and EQM Services are manager-managed limited liability companies with boards of directors. EQGP is a limited partnership whose general partner is Equitrans Transaction Sub GP, LLC. ETRN is a corporation with a board of directors. The Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(c) of Schedule 13D is hereby amended by amending and restating the first paragraph in its entirety as follows:

The principal business of the General Partner is to act as the general partner of the Issuer. Until the consummation of the EQM IDR Transaction, the principal business of EQM Services was to act as the general partner of the Issuer. The principal business of ETRN is to directly and indirectly hold investments in entities conducting business in the midstream natural gas sector, consisting of gathering, transmission and storage and water services operations (the Midstream Business), including the ownership, directly or indirectly, of Common Units, Class B Units and all of the membership interests in the General Partner. The principal business of each of EMH and Gathering Holdings is to serve as an intercompany holding company for subsidiaries of ETRN. ETRN conducts its business through three business segments: Gathering, Transmission and Water. Gathering and Transmission provide gathering, transmission and storage services for producers of gas across the Appalachian Basin. Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for customers in Washington and Greene Counties, Pennsylvania and Belmont County, Ohio.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by replacing (i) each reference to “the General Partner” in Item 3 with “EQM Services”, (ii) each reference to the “General Partner Contribution Agreement” in Item 3 with “EQM Services Contribution Agreement”, and (iii) each reference to “EQGP GP” in Item 3 with “the General Partner”.

Paragraph eleven of Item 3 of Schedule 13D is hereby amended by replacing (i) the reference to the “General Partner Interests” with “EQM Services Interests”, and (ii) the reference to “the General Partner Contribution” with “the EQM Services Contribution”.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

Following the Separation and Distribution, the Reporting Persons have acquired the Common Units reported herein as a result of the transactions described below:

On February 22, 2019, the Issuer completed a simplification transaction pursuant to that certain Agreement and Plan of Merger, dated as of February 13, 2019 (the IDR Merger Agreement), by and among the Issuer, ETRN, EQM Services, EQGP, the General Partner, Equitrans Merger Sub, LP, a Delaware limited partnership (IDR Merger Sub), and certain other parties thereto. Pursuant to the IDR Merger Agreement, on February 22, 2019, (i) IDR Merger Sub merged with and into EQGP (the IDR Merger) with EQGP continuing as the surviving limited partnership and a wholly owned subsidiary of the Issuer following the IDR Merger, and (ii) each of (a) the incentive distribution rights in the Issuer (the IDRs), (b) the economic portion of the general partner interest in the Issuer and (c) the issued and outstanding common units representing limited partner interests in EQGP were cancelled, and, as consideration for such cancellation, Gathering Holdings, EMH and GP Corporation received in the aggregate 80,000,000 newly-issued Common Units and 7,000,000 newly-issued Class B Units, both representing limited partner interests in the Issuer, and the General Partner retained the non-economic general partner interest in the Issuer (the EQM IDR Transaction). The Class B Units are a separate class from the Common Units.

At the effective time of the EQM IDR Transaction, the 21,811,643 Common Units held by EQGP were cancelled and 21,811,643 Common Units were issued pro rata to the holders of EQGP common units. As a result of the EQM IDR Transaction, (i) the General Partner replaced EQM Services as the general partner of the Issuer and (ii) the IDRs and economic general partner interest in the Issuer were cancelled and are no longer outstanding.

The Class B Units are divided into three tranches, with the first tranche of 2,500,000 Class B Units becoming convertible at the holder’s option into Common Units on a one-for-one basis on April 1, 2021, the second tranche of 2,500,000 Class B Units becoming convertible at the holder’s option into Common Units on a one-for-one basis on April 1, 2022, and the third tranche of 2,000,000 Class B Units becoming convertible at the holder’s option into Common Units on a one-for-one basis on April 1, 2023 (each, a Class B Unit conversion date). Additionally, the Class B Units will become convertible at the holder’s option into Common Units immediately before a Change of Control (as defined in the Partnership Agreement (as defined below)) of the Issuer. Until the applicable Class B Unit conversion date (or, if earlier, a Change of Control), the Class B Units will not be entitled to receive any distributions of available cash. After the applicable Class B Unit conversion date (or, if earlier, a Change of Control), whether or not such Class B Units have been converted into Common Units, the Class B Units will participate pro rata with the Common Units in distributions of available cash.

As of February 22, 2019, and following the EQM IDR Transaction, the Issuer owns, directly or indirectly, 100% of the limited partner interests and all of the non-economic general partner interest in EQGP, and ETRN indirectly owns 117,245,455 Common Units and all 7,000,000 Class B units, collectively representing an approximate 59.9% limited partner interest in the Issuer.

The foregoing description of the IDR Merger Agreement and the EQM IDR Transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of IDR Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on February 14, 2019, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by deleting the second, third, fourth, fifth, sixth and seventh paragraphs in their entirety.

Item 4(a) of Schedule 13D is hereby amended by replacing the reference to “the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan” with “the Amended and Restated EQGP Services, LLC 2012 Long-Term Incentive Plan”.

Item 4(j) of Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (i) of Item 4 of Schedule 13D, although, such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the General Partner with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a)(1)-(5) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)           As of February 22, 2019, EQGP does not own any Common Units.

(2)           As of February 22, 2019, the General Partner does not own any Common Units.

(3)           As of February 22, 2019, Gathering Holdings is the beneficial owner of 89,595,152 Common Units, of which 89,505,616 Common Units are held of record. Based on the total number of 200,457,630 Common Units issued and outstanding as of February 22, 2019, which is the date on which the EQM IDR Transaction was completed, Gathering Holdings owns approximately 44.7% of the outstanding Common Units. Assuming the conversion of all 6,160,062 Class B Units beneficially held by Gathering Holdings, of which 6,153,907 Class B Units are directly held, Gathering Holdings’ beneficial ownership would represent approximately 46.2% of the outstanding Common Units.

(4)           As of February 22, 2019, EMH is the record and beneficial owner of 27,650,303 Common Units. Based on the total number of 200,457,630 Common Units issued and outstanding as of February 22, 2019, which is the date on which the EQM IDR Transaction was completed, EMH owns approximately 13.8% of the outstanding Common Units. Assuming the conversion of all 839,938 Class B Units held of record by EMH, EMH’s beneficial ownership would represent approximately 13.7% of the outstanding Common Units.

(5)           ETRN does not directly own any Common Units; however, as the sole member of each of Gathering Holdings and EMH, it may be deemed to beneficially own the 89,595,152 Common Units beneficially owned by Gathering Holdings, and the 27,650,303 Common Units beneficially owned by EMH. Based on the total number of 200,457,630 Common Units issued and outstanding as of February 22, 2019, which is the date on which the EQM IDR Transaction was completed, ETRN’s beneficial ownership represents approximately 58.5% of the outstanding Common Units. Assuming the conversion of all 7,000,000 Class B Units beneficially owned by ETRN, ETRN’s beneficial ownership would represent approximately 59.9% of the outstanding Common Units.

Item 5(a)(6) of Schedule 13D is hereby amended by replacing the reference in footnote 1 to “the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan” with “the 2012 Long-Term Incentive Plan”.

Item 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

(c)          Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

Item 5(e) of Schedule 13D is hereby amended and restated in its entirety as follows:

EQGP and the General Partner ceased to be the beneficial owners of Common Units on February 22, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Gathering Holdings, EMH and GP Corporation, as limited partners of the Issuer, are party to the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 22, 2019 (the Partnership Agreement).

Cash Distributions

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”

The Partnership Agreement requires that the Issuer distribute all of its available cash to the General Partner, Gathering Holdings, EMH and GP Corporation, in accordance with their respective percentage interests, except that holders of Class B Units will not be entitled to distributions in respect of such units until such time as their respective Class B Units become convertible in accordance with the terms of the Partnership Agreement.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner interests) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than the general partner interests. The ownership of more than 33 1/3% of the Issuer’s outstanding units by the General Partner and its affiliates would give them the practical ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units held by persons other than the General Partner and its affiliates at a price not less than the then-current market price of the Common Units as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Class B Units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Gathering Holdings, as the sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner pursuant to the terms of the General Partner’s limited liability company agreement.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 22, 2019, which is incorporated by reference in its entirety in this Item 6. References to, and descriptions of, the General Partner’s limited liability company agreement as set forth in this Item 6 are qualified in their entirety by reference to the Second Amended and Restated Limited Liability Company Agreement of the General Partner filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 22, 2019, as amended by that certain First Amendment to Second Amended and Restated Limited Liability Company Agreement of the General Partner filed as Exhibit 3.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 22, 2019, which are incorporated by reference in their entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A

Joint Filing Agreement dated as of November 13, 2018 (filed as Exhibit A to the Issuer’s Schedule 13D filed with the Commission on November 14, 2018 and incorporated herein in its entirety by reference).

EXHIBIT B

Third Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, dated as of February 22, 2019 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 22, 2019 and incorporated herein in its entirety by reference).

EXHIBIT C

Second Amended and Restated Limited Liability Company Agreement of EQGP Services, LLC, dated as of October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 22, 2019 and incorporated herein in its entirety by reference).

EXHIBIT D

First Amendment to Second Amended and Restated Limited Liability Company Agreement of EQGP Services, LLC, dated as of February 22, 2019 (filed as Exhibit 3.5 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 22, 2019 and incorporated herein in its entirety by reference).

EXHIBIT E

Agreement and Plan of Merger, dated as of February 13, 2019, by and among Equitrans Midstream Corporation, EQM Midstream Services, LLC, EQM Midstream Partners, LP, EQGP Services, LLC, EQGP Holdings, LP and the other parties thereto (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 14, 2019 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2019

EQGP HOLDINGS, LP

By:	Equitrans Transaction Sub GP, LLC, its general partner

By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial
Officer

EQGP SERVICES, LLC

By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial
Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial
Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial
Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial
Officer

[Signature Page to Schedule 13D/A at EQM]